UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
>Under the Securities Exchange Act of 1934
(Amendment No.  )*

Trinity Capital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

Heather Boone, General Counsel

Los Alamos National Bank

1200 Trinity Drive

Los Alamos, New Mexico 87544

505.662.1026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010

(Date of Event which Requrest Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X	Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. NONE

1
<NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Trinity Capital Corporation Employee Stock Ownership Plan (ESOP)
f/k/a Los Alamos National Bank Employee Stock Ownership Plan (ESOP)</

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 628,914
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 628,914
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,914
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.75%
12	TYPE OF REPORTING PERSON EP

CUSIP NO. NONE

Item 1(a)		Name of Issuer:
Trinity Capital Corporation

Item 1(b)		Address of Issuer's Principal Executive Offices:
1200 Trinity Drive Post Office Box 60 Los Alamos, New Mexico 87544

Item 2(a)		Name of Person Filing:
Trinity Capital Corporation Employee Stock Ownership Plan (ESOP) f/k/a Los Alamos National Bank Employee Stock Ownership Plan (ESOP)

Item 2(b)		Address of Principal Business Office, or if None, Residence:
1200 Trinity Drive Post Office Box 60 Los Alamos, New Mexico 87544

Item 2(c)		Citizenship:
Employee benefit plan of a New Mexico Corporation

Item 2(d)		Title of Class of Securities:
Common Stock

Item 2(e)		CUSIP Number:
None

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a) Broker or dealer registered under Section 15 of the Act.
(b) Bank, as defined in Section 3(A)(G) of the Act.
(c) Insurance company as defined in Section 3(A)(19) of the Act.
(d) Investment company registered under Section 8 of the Investment Company Act of 1940.
(e) Investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E).
	X	(f) Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g) Parent holding company, in accordance with § 240.13D-1(b)(ii)(G).
(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j) Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership
(a) Amount beneficially owned:
628,914
(b) Percent of class
9.75%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
0
(ii) shared power to vote or to direct the vote
628,914
(iii) sole power to dispose or to direct the disposition of
0
(iv) shared power to dispose or to direct the disposition of
628,914

CUSIP NO. NONE

Item 5.		Ownership of Five Percent or Less of a Class
N/A

Item 6.		Ownership of More Than Five Percent on Behalf of Another Person

Employees vested in the Trinity Capital Corporation Employee Stock Ownership Plan (ESOP) have an interest in the stock held by the ESOP.  No one employee has an interest in five percent or more of the common stock of the Company.  Employees are eligible to participate in the ESOP after 12 months of employment and at least 1,000 hours of service and will be enrolled the following January or July after the eligibility requirements have been met.  Interests of the employee in the ESOP currently vest over a six year period. Employees have no rights to the stock until their second year of service.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.		Identification and Classification of Members of the Group
All eligible employees of Trinity Capital Corporation and its subsidiaries are members of the group.

Item 9.		Notice of dissolution of group
N/A

Item 10.		Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 11, 2011

	Signature:	/s/ Daniel Monte
Daniel Monte, Senior Vice-President of Trust and
Investment Services Department, Los Alamos
National Bank, Trinity Capital Corporation ESOP
Administrator